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                             June 6, 2022

       Brian Foote
       Chief Executive Officer
       Humbl, Inc.
       600 B Street, Suite 300
       San Diego, California 92101

                                                        Re: HUMBL, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed May 24, 2022
                                                            File No. 333-261403

       Dear Mr. Foote:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2022 letter.

       Amendment No. 5 to Registration Statement on Form S-1 Filed May 24, 2022

       Prospectus Summary
       HUMBL Blockchain Services, page 6

   1. We note you have revised your disclosures in certain footnotes to the financial statements for HUMBL to reflect
that the transaction with BizSecure on February 12, 2022 was the acquisition of a
business. Please revise your disclosure here and on pages 42, F-35, F-43 and elsewhere to
clearly reflect that the BizSecure transaction was an acquisition of a business, and not an
asset acquisition or acquisition of certain assets of BizSecure.
 Brian Foote
FirstName
Humbl, Inc.LastNameBrian Foote
Comapany
June 6, 2022NameHumbl, Inc.
June 6,
Page 2 2022 Page 2
FirstName LastName
Recent Financings and Material Agreements, page 7

2. We note your response to comment 9, as well as your amended disclosure. Tell us how you have arrived at the amount registered for resale by Brighton under the redemption provision. In this regard, you must register for resale the maximum number of shares based on a good-faith estimate and it is not clear how you have arrived at such a large number of shares.
3. We also note your amended disclosure beginning on page 7 for each of Kevin and Judith
         Levine, Next Generation Wealth Management LLC, 9G Investments, LLC, KWP 50,
         CMP76 LLC, Murtaugh Group LLC, Infinity Block Investments, Hahanakai and Joy
         Corbin. Please explain under the sub-heading "Note Exchange" why it appears that on
         March 31, 2022 you issued a greater number of shares than the amount that would have been issued for each note pursuant to the $1.00 per share conversion price pertaining to each such previously outstanding convertible note. Additionally, in an appropriate place, explain why you are registering 1.5 million shares for Archura, an amount greater than the
         $1,020,000 loaned by Archura with a conversion price of $1 per share. Risk Factors
"Our bylaws include a forum selection clause . . . ", page 24

4. We note your response to comment 3, as well as your amended disclosure that [t]his exclusive forum provision will apply to other state and federal law claims including actions arising under the Securities Act . . . ." Please revise this to state, as you do on
         page 57, that the provision provides "that the federal district court in the State of Delaware will be the exclusive forum for resolving any complaint asserting a course of action under the Securities Act and the Securities Exchange Act of 1934." In this regard, your current risk factor disclosure implies that the bylaws require state court in Delaware to be the exclusive forum for Securities Act and Exchange Act claims, but your exclusive forum provision states otherwise pursuant to Section 7.13(b) of your bylaws. Use of Proceeds, page 26

5. We note your response to comment 5, as well as your amended disclosure on page 60 in the section entitled "Plan of Distribution." Please make conforming changes here, on your cover page and in your summary under the heading "The Offering." In revising your disclosure, please also highlight that the exercise price of your two largest warrant issuances are $0.20 per share and that such price is above your current trading price, if true, as your disclosure on page II-2 indicates that you are referring to the issuances to
         Forwardly, Inc. and Charger Corporation.
Selling Stockholders, page 29

6. We note your response to comment 9 that "footnote 3 to this chart . . .. explains that the calculation of beneficial ownership for the holders of Series B preferred stock is impacted
 Brian Foote
Humbl, Inc.
June 6, 2022
Page 3
         by the conversion limitations imposed by our Certificate of Incorporation," as well as your new footnote (24) that describes certain shares as "issuable pursuant to the conversions of
         Series B preferred stock held by the applicable stockholder." However, we note that certain holders of Series B preferred stock are registering more shares than the amount held prior to the offering (e.g., Alan Gunn, Michael Temple, Webb Ellinger, Nancy
         Angell, etc.). Please explain why certain shareholders covered by footnote (24) to your chart are registering more shares than they beneficially own. Please also confirm that the shareholders that are registering less are doing so due to the conversion limitations explained in footnote (3). Revise the table to also ensure consistency between your disclosure here that HUMBL CL is registering 4,437,500 shares and your amended disclosure on page 7 that HUMBL CL is registering 4,357,000 shares. Business
HUMBL Mobile Wallet (formerly HUMBL Pay), page 41

7. We note your amended disclosure that you "can receive revenue from the mobile wallet in two ways . . . ." Please revise your disclosure to clarify that you currently do receive
         revenue from such wallet, if true. In this regard, it appears that such business segment is currently active while also in development, in light of your amended disclosure on page
         22 that "third parties (Wyre and BitGo) held approximately $1,000,000 in custodial fiat currencies and cryptocurrencies on behalf of [y]our customers" in connection with customers using your HUMBL Pay app. Discuss such third party custodians here as well.
         Last, explain why you revised your disclosure at the beginning of this section to no longer identify "freelancers and merchants" when describing your platform, given that you maintain such references when describing your mobile wallet segment. Notes to Consolidated Financial Statements
Note 1. Nature of Operations
Going Concern, page F-43

8. Referencing the second paragraph, please revise your disclosure to explain how you are
         "growing [y]our operations in the LatAm region of the world and expect to be able to offer [y]our array of core products to governmental agencies." Refer to ASC 205-40-50-
         14.
Note 4: Business Combinations and Acquisitions of Assets
BizSecure, page F-54
FirstName LastNameBrian Foote
9. Referencing authoritative literature, please tell us how you determined the issuance of
Comapany    NameHumbl,
       restricted         Inc.was consideration in the business combination
rather than a separate
                  stock units
June 6,transaction.
        2022 Page 3
FirstName LastName
 Brian Foote
FirstName
Humbl, Inc.LastNameBrian Foote
Comapany
June 6, 2022NameHumbl, Inc.
June 6,
Page 4 2022 Page 4
FirstName LastName
Note 12. Convertible Promissory Notes, page F-61

10. Please tell us and disclose how you accounted for the exchange agreements with most of the convertible note holders to exchange $2,979,000 of notes payable and $197,804 of accrued interest into 37,374,170 shares of common stock. In your response and disclosure, please explain whether the settlement resulted in a gain or loss.
Pro Forma Unaudited Consolidated Financial Statements, page F-73

11. Please remove the pro forma balance sheet as the transactions are already reflected in your
         March 31, 2022 balance sheet. Refer to Rule 11-02(c)(1) of Regulation S-X.
12. Please revise to include a year ended December 31, 2021 pro forma statement of operations for the fiscal 2021 acquisitions of Tickeri and Monster. Refer to Rule 11-
         01(a)(1) of Regulation S-X.
       You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Ernest Stern